EXHIBIT H

                    PROPOSED FORM OF FEDERAL REGISTER NOTICE



         SECURITIES AND EXCHANGE COMMISSION

         (Release No. 35-     )
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Filings under the Public Utility Holding Company Act of 1935, as amended ("Act")

         November   , 1999
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         Notice is hereby given that the following filing(s) has/have been made with the Commission pursuant to provisions of the Act and rules promulgated thereunder. All interested persons are referred to the application(s) and/or declaration(s) for complete statements of the proposed transaction(s) summarized below. The application(s) and/or declaration(s) and any amendments thereto is/are available for public inspection through the Commission's Office of Public Reference.

         Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by
December   , 1999 to the Secretary, Securities and Exchange Commission,
         --
Washington, D.C. 20549, and serve a copy on the relevant applicant(s) and/or declarant(s) at the address(es) as specified below. Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued
in the matter. After December   , 1999, the application(s) and/or
                              --
declaration(s), as filed or as amended, may be granted and/or permitted to become effective.

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         CP&L HOLDINGS, INC.  (70-[    ])
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         CP&L Holdings, Inc. ("Holdings"), 411 Fayetteville Street, Raleigh,
North Carolina 27601-1748, a North Carolina corporation, has filed an application-declaration pursuant to Sections 9(a)(2) and 10 of the Public Utility Holding Company Act of 1935, as amended (the "Act"), in which it requests authorization to acquire all of the issued and outstanding shares of common stock of Carolina Power & Light Company ("CP&L"), an "electric utility company" within the meaning of Section 2(a)(3) of the Act. As a result of the transaction, Holdings will also indirectly acquire all of the voting securities of North Carolina Natural Gas Corporation ("NCNG"), a "gas utility company" within the meaning of Section 2(a)(4) of the Act and a wholly-owned subsidiary of CP&L.


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         CP&L is a regulated public utility incorporated under the laws of the
State of North Carolina. It is primarily engaged in the business of generating, purchasing, transmitting and distributing electricity in portions of North Carolina and South Carolina. CP&L provides electric service to more than
1.2 million customers in an approximately 30,000 square-mile area which includes a substantial portion of the coastal plain of North Carolina extending to the Atlantic Ocean between the Pamlico River and the South Carolina border, the lower Piedmont section of North Carolina, an area of northeastern South Carolina and an area in western North Carolina in and around the City of Asheville. The estimated total population of the area served is approximately 3.9 million.

         At December 31, 1998, CP&L had a total system installed generating capability (including the North Carolina Eastern Municipal Power Agency's share) of 9,963 MW, 5,628 pole miles of transmission lines, including 292 miles of 500 kV lines and 2,848 miles of 230 kV lines, and approximately 44,033 pole mile of overhead lines and approximately 12,759 miles of underground lines. CP&L is subject to regulation by the North Carolina Utilities Commission ("NCUC") and the South Carolina Public Service Commission ("SCPSC") with respect to retail electric rates, securities issuances, affiliate transactions, and other matters, and by the Federal Energy Regulatory Commission ("FERC") with respect to wholesale electric and electric transmission rates.

         CP&L acquired all of the issued and outstanding common stock of NCNG on July 15, 1999.(1) NCNG, a Delaware corporation, is engaged in the transportation and distribution of natural gas through approximately 1,069 miles of transmission pipeline and approximately 2,772 miles of distribution mains. NCNG sells and delivers gas to approximately 178,000 customers in 86 cities and towns and four municipal gas distribution systems in eastern and south central North Carolina. The estimated total population of the territory served by NCNG is
2.6 million. Holdings states that there is substantial overlap between CP&L's electric service area and NCNG's gas service area. It is estimated that approximately 29% of NCNG's retail and wholesale gas customers are also electric customers of CP&L. NCNG is also subject to regulation by the NCUC with respect to rates, securities issuances, affiliate transactions, and other matters.

         CP&L currently claims an exemption from the registration requirements of the Act pursuant to Section 3(a)(2) and Rule 2 promulgated thereunder because it is predominantly a public utility company whose operations as such are confined to North Carolina and states contiguous thereto.(2)

         CP&L's principal non-utility subsidiaries include: Cape Fear Energy Corporation, a gas marketer which is engaged in the business of purchasing natural gas for NCNG's system supply and for resale to large industrial users and the municipalities served by NCNG, as well as the business of providing

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         1     See Re: Carolina Power & Light Company, et al., 194
P.U.R. 4th 258 (July 13, 1999).

         2     See File No. 69-477.


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energy management services; Capitan Corporation, which was organized to hold title to certain land and water rights; CaroFund, Incorporated, which participates through CaroHome, LLC and other ventures in which CaroHome, LLC has invested, in affordable housing projects for low-income individuals in North Carolina; NCNG Energy Corporation, which holds certain energy-related investments and sells natural gas to resellers; Interpath Communications, Inc., which provides internet-based services and markets fiber optics capacity to telecommunications carriers; Monroe Power Company, an "exempt wholesale generator" within the meaning of Section 32 of the Act, which owns and operates a 160 MW simple-cycle combustion turbine unit in Monroe, Georgia;(3) and Strategic Resource Solutions Corp., which directly and through various subsidiaries designs, develops, installs and provides facilities and energy management software systems and other services for educational, commercial, industrial and governmental markets nationwide.

         For the year ended December 31, 1998, CP&L's consolidated operating revenues (pro forma to include the results of operations for NCNG in 1998) were $3.4 billion, of which $3.1 billion (92%) were derived from electric utility operations, $152 million (4.5%) from regulated natural gas operations, and $122 million (3.5%) from diversified non-utility activities. At December 31, 1998, CP&L reported pro forma consolidated assets of $8.63 billion, including net electric utility plant of $5.8 billion and net gas utility plant of $209 million.

         Holdings is currently a wholly-owned subsidiary of CP&L with nominal capitalization and no operations. Following consummation of the proposed transactions, Holdings will become a "holding company" over CP&L and CP&L's current common stockholders will acquire and own all of the issued and outstanding common stock of Holdings through an exchange of their shares of CP&L common stock for the common stock of Holdings. CP&L's board of directors and shareholders have approved the reorganization. The transaction is also subject to approval by the NCUC, the SCPSC, the FERC, and the NRC.

         On August 22, 1999, CP&L, Holdings and Florida Progress Corporation ("Florida Progress"), an exempt electric utility holding company pursuant to
Section 3(a)(1) of the Act and Rule 2 thereunder,(4) entered into an Agreement and Plan of Exchange pursuant to which Holdings has agreed to acquire all of the issued and outstanding common stock of Florida Progress for a combination of cash and shares of Holdings common stock. That transaction is subject to shareholder approvals and approvals by various regulatory commissions, including this Commission, and satisfaction of other conditions precedent. Holdings states

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         3     See Monroe Power Company, 87 F.E.R.C. Section 61,238 (May 28,
1999).

         4     See Statement by Florida Progress Corporation on Form U-3A-2
filed pursuant to Rule 2. File No. 69-267.


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that it intends to file a separate application pursuant to Sections 9(a) and 10 of the Act requesting approval for the merger with Florida Progress and that, upon consummation of the merger, Holdings intends to register as a holding company pursuant to Section 5 of the Act.(5)

         In the proposed reorganization, each share of CP&L common stock outstanding immediately prior to the exchange will be automatically exchanged for one new share of Holdings common stock. As a result, Holdings will acquire and become the owner of all of the issued and outstanding shares of CP&L common stock, and the former common stockholders of CP&L will own all of the issued and outstanding common stock of CP&L. There will be no cash or other consideration given in the share exchange. The directors of CP&L shall become the directors of Holdings.

         The consolidated assets and liabilities of CP&L and its subsidiaries before the share exchange will be the same as the consolidated assets and liabilities of Holdings and its subsidiaries afterwards. All the business and operations conducted before the share exchange by CP&L and its subsidiaries will continue to be conducted by such companies as direct or indirect subsidiaries of Holdings. Some of CP&L's current subsidiaries may become direct subsidiaries of Holdings following the share exchange, and in the future new entities or acquisitions may also be direct subsidiaries of Holdings. It is stated that the share exchange will have no impact on the regulation of CP&L's and NCNG's utility operations.

         It is stated that transformation to a holding company structure will enable CP&L to respond more effectively to the changes facing the energy industry today and to take better advantage of the opportunities that will be available in the coming years. Among other benefits sited, the formation of a holding company will permit a clearer separation of CP&L's regulated and unregulated businesses, and will provide it greater flexibility in establishing and financing new business initiatives. The holding company structure will also allow CP&L's management to make decisions based on the specific needs and characteristics of these non-traditional businesses, such as financing requirements and capital structures, outside of the regulatory regime.

         Holdings states that the proposed share exchange will satisfy the requirements of Section 10(c) of the Act and that there is no basis for the Commission to make any negative findings under Section 10(b). Holdings intends to claim an exemption as a holding company following consummation of the transaction pursuant to Section 3(a)(1) and Rule 2 thereunder.

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         5     For more information concerning the proposed merger with Florida
Progress, including a copy of the Agreement and Plan of Exchange, see CP&L's Current Report on Form 8-K, dated August 30, 1999, in File No. 1-3382.



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